UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

015384100
(CUSIP Number)

January 18, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 015384100	Page 2 of 10 Pages
1.	names of reporting persons irs identification nos. of above persons (entities only) Occitan Master Fund L.P.
2.	check the appropriate box if a member of a group☐	(a) (b)
3.	sec use only
4.	citizenship or place of organization England & Wales
number of shares beneficially owned by each reporting person with	5.	sole voting power 0
6.	shared voting power 7,124,386
7.	sole dispositive power 0
8.	shared dispositive power 7,124,386
9.	aggregate amount beneficially owned by each reporting person 7,124,386
10.	check if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9) 9.88%
12.	type of reporting person PN

CUSIP No. 015384100	Page 3 of 10 Pages
1.	names of reporting persons irs identification nos. of above persons (entities only) Occitan Capital Partners LLP
2.	check the appropriate box if a member of a group	(a) (b)
3.	sec use only
4.	citizenship or place of organization England & Wales
number of shares beneficially owned by each reporting person with	5.	sole voting power 0
6.	shared voting power 7,124,386
7.	sole dispositive power 0
8.	shared dispositive power 7,124,386
9.	aggregate amount beneficially owned by each reporting person 7,124,386
10.	check if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9) 9.88%
12.	type of reporting person PN

CUSIP No. 015384100	Page 4 of 10 Pages
1.	names of reporting persons irs identification nos. of above persons (entities only) Occitan Capital Management Inc.
2.	check the appropriate box if a member of a group	(a) (b)
3.	sec use only
4.	citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting person with	5.	sole voting power 0
6.	shared voting power 7,124,386
7.	sole dispositive power 0
8.	shared dispositive power 7,124,386
9.	aggregate amount beneficially owned by each reporting person 7,124,386
10.	check if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9) 9.88%
12.	type of reporting person PN

Page 5 of 10 Pages

Item 1.	(a)	Name of Issuer: Alexza Pharmaceuticals, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 2091 Stierlin Court Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing: This Amendment No. 1 to Schedule 13G is being filed jointly by Occitan Master Fund L.P., Occitan Capital Partners LLP and Occitan Capital Management Inc.
(b)
Address of Principal Business Office or, if none, Residence:
The address of Occitan Master Fund L.P. is Walker House, 87 Mary Street, George Town, KYI-9005, Cayman Islands.
The address of Occitan Capital Partners LLP is 55 New Bond Street, London, W1S 1DG, England.
The address of Occitan Capital Management Inc. is Walker House, 87 Mary Street, George Town, KYI-9005, Cayman Islands.

(c)
Citizenship:
Occitan Master Fund L.P. is a Cayman Islands limited partnership.
Occitan Capital Partners LLP is a limited liability partnership organized under the laws of England and Wales.
Occitan Capital Management Inc. is a Cayman Islands corporation.

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 015384100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Page 6 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)           Amount Beneficially Owned: **

(b)           Percent of Class: **

(c)           Number of Shares as to which the person has:

(i)           sole power to vote or direct the vote: **
(ii)           shared power to vote or direct the vote: **
(iii)           sole power to dispose or direct the disposition of: **
(iv)           shared power to dispose or direct the disposition of: **

** See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2012

OCCITAN MASTER FUND L.P.

By /s/ Pearse Griffith
Name: Pearse Griffith Title: Director, Occitan Capital Management Inc., General Partner to Occitan Master Fund L.P.

OCCITAN CAPITAL PARTNERS LLP

By /s/ Thomas de Garidel-Thoron
Name: Thomas de Garidel-Thoron Title: Co-CIO

OCCITAN CAPITAL MANGEMENT INC.

By /s/ Pearse Griffith
Name: Pearse Griffith Title: Director

Page 9 of 10 Pages

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the U.S. Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Alexza Pharmaceuticals, Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 20th day of January 2012.

OCCITAN MASTER FUND L.P.

By /s/ Pearse Griffith
Name: Pearse Griffith Title: Director, Occitan Capital Management Inc., General Partner to Occitan Master Fund L.P.

OCCITAN CAPITAL PARTNERS LLP

By /s/ Thomas de Garidel-Thoron
Name: Thomas de Garidel-Thoron Title: Co-CIO

OCCITAN CAPITAL MANGEMENT INC.

By /s/ Pearse Griffith
Name: Pearse Griffith Title: Director

Page 10 of 10 Pages

ATTACHMENT A

1.         Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of January 18, 2012, Occitan Capital Partners LLP, as the investment manager of Occitan Master Fund L.P., may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 7,124,386 shares of Common Stock of Alexza Pharmaceuticals, Inc. (the “Common Stock”).  Accordingly, Occitan Capital Partners LLP may be deemed to be the beneficial owner of the 7,124,386 shares of Common Stock, which, based on there being 72,136,338 shares of Common Stock outstanding as reported in Form 10-Q filed by Alexza Pharmaceuticals, Inc. on November 7, 2011, represents approximately 9.88% of the outstanding Common Stock.

As of January 18, 2012, Occitan Capital Management Inc., as the general partner of Occitan Master Fund L.P., may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 7,124,386 shares of Common Stock of Alexza Pharmaceuticals, Inc.  Accordingly, Occitan Capital Management Inc. may be deemed to be the beneficial owner of the 7,124,386 shares of Common Stock, which, based on there being 72,136,338 shares of Common Stock outstanding as reported in the Form 10-Q, represents approximately 9.88% of the outstanding Common Stock.

As of January 18, 2012, Occitan Master Fund L.P. was the direct beneficial owner of  7,124,386 shares of Common Stock, which, based on there being 72,136,338 shares of Common Stock outstanding as reported in Form 10-Q, represents approximately 9.88% of the outstanding Common Stock.

Each of Occitan Capital Partners LLP and Occitan Capital Management Inc. disclaims beneficial ownership of the 7,124,386 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

2.         Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of January 18, 2012, Occitan Capital Partners LLP may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 7,124,386 shares of Common Stock.

As of January 18, 2012, Occitan Capital Management Inc. may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 7,124,386 shares of Common Stock.

Each of Occitan Capital Partners LLP and Occitan Capital Management Inc. disclaims beneficial ownership of the 7,124,386 shares of Common Stock, except to the extent of any pecuniary interest therefrom.